11/29/13

SECUF 13026225 SSION

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ANNUAL AUDI... ...ORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 25 2013
Washington DC
404

SEC FILE NUMBER
8- 48629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUATTRO M SECURITIES, INC.

OFFICIAL USE ONLY
39289
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 White Birch Road
(No. and Street)

Pound Ridge	NY	10576
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene L. Mauro 914-764-4365
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney W. Azriliant, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

501 Fifth Avenue, 15th Floor,	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/3/13
12/3/13

OATH OR AFFIRMATION

I, Eugene L. Mauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quattro M. Securities, Inc., as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President/CEO

Title

Notary Public

NAOMI FINGERHUT
NOTARY PUBLIC
STATE OF NEW YORK
MY COMMISSION EXPIRES
JANUARY 29, 2014
REG. #01FI5054822

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Internal Control Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) Rule 418.15 Statement

QUATTRO M SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

For The Fiscal Year Ended September 30, 2013

SIDNEY W. AZRILIANT, CPA, P.C.
Certified Public Accountants

501 Fifth Avenue - 15th Floor - New York, NY 10017
Telephone: 212-869-8223

To the Board of Directors
Quattro M Securities, Inc.

We have audited the accompanying Statement of Financial Condition of Quattro M Securities, Inc. as of September 30, 2013, and the related Statements of Operations and Retained Earnings, Changes in Stockholders' Equity, Changes in Subordinated Liabilities, and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quattro M Securities, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 21, 2013 SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT A.

QUATTRO M SECURITIES, INC.

Statement of Financial Condition

As at September 30, 2013

ASSETS

Current Assets		
Cash in bank	$ 2,625	
Deposit with Clearing Organization	100,000	
Commissions Receivable - Clearing Corp.	291,203	$393,828
Other Assets		
Other Receivables		63,901
Due from Adler Coleman, bankrupt		75,591
TOTAL ASSETS		**$533,320**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses payable		$62,031
Total Liabilities		$62,031
Stockholders' Equity		
Capital Stock Issued:		
200 shares authorized - NPV		
100 shares issued & outstanding	$ 500	
Paid In Surplus:	65,000	
Retained earnings:	405,789	
Total Stockholders' Equity		**$ 471,289**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**$ 533,320**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT B.

QUATTRO M SECURITIES, INC.

Statement of Operations and Retained Earnings

For the Fiscal Year ended September 30, 2013

Income	
Commissions and floor brokerage	$ 5,287,581
Interest earned on firm deposit and clearance accounts and other revenue	3
Total Income	**$ 5,287,584**
Operating Expenses	
Officer compensation	360,000
Employees' compensation and benefits	1,635,434
Selling, general and admin expenses	2,532,410
Regulatory fees and expenses	453,166
Commissions paid	209,965
Total Operating Expense	**$ 5,190,975**
Net Income for Year	**$ 96,609**
Retained Earnings - October 1, 2012	309,180
Retained Earnings - September 30, 2013	**$ 405,789**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT C.

QUATTRO M SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Fiscal Year ended September 30, 2013

Balance - Beginning of Year	**$374,680**
Net Income per Exhibit B	96,609
Balance - End of Year	**$471,289**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT D.

QUATTRO M SECURITIES, INC.

Statement of Changes in Subordinated Liabilities

For the Fiscal Year ended September 30, 2013

Balance - Beginning of Year	$ -0-
Qualified debt paid during year	-0-
Balance - End of Year	$ -0-

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT E.

QUATTRO M SECURITIES, INC.

Statement of Cash Flows

For the Fiscal Year ended September 30, 2013

Cash Flows from Operating Activities	
Net Income per Exhibit B:	$ 96,609
Changes in Assets & Liabilities:	
Increase in commissions receivable	(14,742)
Increase in other assets	(22,304)
Decrease in accrued expenses payable	(109,699)
Net Cash - Operating Activities:	$(50,136)
Net Changes in Cash Equivalents:	$(50,136)
Cash Balance - Beginning of Year:	$ 52,761
Cash Balance - Ending of Year:	$ 2,625

Supplemental disclosure of cash flow information:

Cash paid during year for:

Interest	$ 278
Corporation income & franchise taxes	$5,434

The accompanying notes to financial statements are an integral part of this report.

QUATTRO M SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

Note 1 - Date of Incorporation - The Corporation was incorporated in New York on December 5, 1994 under the name of Quattro M Securities, Inc. The Corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from offices at 2 White Birch Road, Pound Ridge, NY 10576. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through ConvergEx Group, on a fully disclosed basis.

Note 2 - Commitments and contingencies -- The Corporation leases a NYSE Membership and is responsible for monthly payments thereon. The Corporation has its corporate offices at 2 White Birch Road, Pound Ridge, New York 10576.

Note 3 - Insurance -- The Corporation maintains a renewable Stockholders Blanket Bond as required by the New York Stock Exchange. The Corporation is a member of the Securities Investors Protections Corporation (SIPC).

Note 4 - Net Capital Requirements -- The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $5,000. At September 30, 2013 the Corporation had net capital of $331,797.

Note 5 - Other Assets - The Corporation is owed commissions from Adler Coleman & Co., in bankruptcy and other non current receivables, of $75,591. No allowance for bad debts is made on this receivable, which is excluded from net capital.

SCHEDULE 1.

QUATTRO M SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15C3-1

As at September 30, 2013

Computation of Net Capital

Total Stockholders' Equity - Exhibit A	$ 471,289
Subordinated debt	-0-
	471,289
Less: Non-allowable assets	139,492
Net Capital	**$ 331,797**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 5,000
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital	$ 326,797
Percentage of Aggregate Indebtedness to Net Capital	18.70%

No material difference exists between our Audit Report for the fiscal year ending September 30, 2013 and the Focus Report X-17A-5 as of September 30, 2013.

The accompanying notes to financial statements are an integral part of this report.

SCHEDULE 2.

QUATTRO M SECURITIES, INC.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As at September 30, 2013

The Corporation claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(B) of the rule, on the grounds that all customer transactions were cleared through ConvergEx Group on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

SIDNEY W. AZRILIANT, CPA, P.C.
Certified Public Accountants

501 Fifth Avenue - 15th Floor - New York, NY 10017

Telephone: 212-869-8223

To the Board of Directors
Quattro M Securities, Inc.

In planning and performing our audit of the financial statements of Quattro M Securities, Inc. as of September 30, 2013, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Quattro M Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(t) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 21, 2013 SIDNEY W. AZRILIANT, CPA,P.C.

QUATTRO M SECURITIES, INC.
2 White Birch Road
Pound Ridge, NY 10576

November 21, 2013

To All Members and Allied Members of Quattro M. Securities Inc.

Re: Rule 418.15 Statement

Please be advised that our Corporation has filed the annual financial statements at September 30, 2013 and operational reports with FINRA and the SEC. We attest that such financial statements and operational reports have been or will be made available to all members of the organization.

Very truly yours.

By: Eugene M. Mauro
Eugene M. Mauro

By: Kathleen Ash Lange, CPA
Kathleen Ash Lange, CPA

QUATTRO M SECURITIES, INC.
2 White Birch Road
Pound Ridge, NY 10576

November 21, 2013

Sidney W. Azriliant, CPA, P.C.
36 West 44th Street, Suite 1100
New York, NY 10036

We are providing this letter in connection with your audit of the balance sheet of Quattro M Securities Inc. as of September 30, 2013 and the related statements of income, retained earnings and cash flows for the period then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, the results of operations, and cash flows of Quattro M Securities Inc. in conformity with U.S. generally accepted accounting principles. We confirm that we are also responsible for fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We conform to the best of our knowledge and belief, as of November 21, 2013 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all financial records and related data and minutes of the meetings of the Board of Directors.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There have been no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of the uncorrected financial statement misstatements summarized in the attached schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the company involving:

a. Management.
b. Employees who have significant roles in internal control.
c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, regulators, or others.

9. The company has no plans or intentions that may materially affect the carrying value of classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

    a. Related party transactions and related accounts receivable or payable, including sales, purchases, transfers, leasing arrangements, and guarantees.
    b. Guarantees, whether written or oral, under which the company is contingently liable.

11. There art no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

12. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial accounting standards No. 5.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

13. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

14. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the financial statements.

Signed: ____________

Title: President/CEO

SIDNEY W. AZRILIANT, CPA, P.C.
501 FIFTH AVENUE, 15TH FLOOR
NEW YORK, N.Y. 10017

TEL: (212) 869-8223
FAX: (212) 840-2540

November 22, 2013

Board of Directors
Quattro M Securities, Inc.
2 White Birch Road
Pound Ridge, NY 10576-2324

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of General Assessment and Payments (Form SIPC-6) to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2013, which we agreed to by Quattro M Securities, Inc. Co, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC and solely to assist you and the other specified parties in evaluating Quattro M. Securities, Inc.'s compliance with the applicable instructions of the General Assessment Payment Form (Form SIPC-6). Quattro M. Securities, Inc.'s management is responsible for the Quattro M Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-6 for the year ended September 30, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-6 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

SIDNEY W. AZRILIANT, CPA, PC

Sidney W. Azriliant

SWA:la

048629 FINRA DEC
QUATTRO M SECURITIES INC 12*12
2 WHITE BIRCH RD
POUND RIDGE NY 10576-2324

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 6123.-

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable

2. Assessment balance due 6123.-

B. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

C. Total assessment and interest due $

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUATTRO M SECURITIES, INC
(Name of Corporation, Partnership or other organization)

Dated the 25 day of JULY

SIGN & DATE

X
(Authorized Signature)

PRESIDENT
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dates: Postmarked Received Reviewed
Calculations Documentation Forward Copy
Exceptions:
Disposition of exceptions:

SIPIC 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

FORM X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]

4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER

QUATTRO M SECURITIES INC. [13]

SEC. FILE NO.

8-48629 [14]

FIRM ID NO.

39289 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

2 WHITE BIRCH ROAD [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

07/01/13 [24]

AND ENDING (MM/DD/YY)

09/30/13 [25]

POUND RIDGE [21] NY [22] 10576-2324 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]   (Area code) - Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
QUATTRO M SECURITIES INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 09/30/13 [99]
SEC FILE NO. 8-48629 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 2,625 [200]		$ 2,625 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	100,000 [295]		
B. Other	291,203 [300]	$ 139,492 [550]	530,695 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. Total Assets	$ 393,828 [540]	$ 139,492 [740]	$ 533,320 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
QUATTRO M SECURITIES INC.

as of 09/30/13

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	[1045]	$	[1255]	$	[1470]
14. Payable to brokers or dealers:							
A. Clearance account			[1114]		[1315]		[1560]
B. Other			[1115]		[1305]		[1540]
15. Payable to non-customers			[1155]		[1355]		[1610]
16. Securities sold not yet purchased, at market value					[1360]		[1620]
17. Accounts payable, accrued liabilities, expenses and other		62,031	[1205]		[1385]	62,031	[1685]
18. Notes and mortgages payable:							
A. Unsecured			[1210]				[1690]
B. Secured			[1211]		[1390]		[1700]
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					[1400]		[1710]
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value from outsiders	$ [990]				[1410]		[1720]
C. Pursuant to secured demand note collateral agreements					[1420]		[1730]
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					[1430]		[1740]
E. Accounts and other borrowings not qualified for net capital purposes			[1220]		[1440]		[1750]
20. TOTAL LIABILITIES		$ 62,031	[1230]	$	[1450]	$ 62,031	[1760]

Ownership Equity

21. Sole proprietorship			$	[1770]
22. Partnership (limited partners)	$	[1020]		[1780]
23. Corporation:				
A. Preferred stock				[1791]
B. Common stock				[1792]
C. Additional paid-in capital				[1793]
D. Retained earnings			471,289	[1794]
E. Total			471,289	[1795]
F. Less capital stock in treasury			( )	[1796]
24. TOTAL OWNERSHIP EQUITY			$ 471,289	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 533,320	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
QUATTRO M SECURITIES INC.

as of 09/30/13

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	471,289	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				471,289	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	471,289	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 139,492	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	139,492)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	331,797	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	331,797	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
QUATTRO M SECURITIES INC.

as of 09/30/13

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	4,135	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	326,797	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	325,594	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	62,031	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	62,031	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	18.70	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

QUATTRO M SECURITIES INC.

For the period (MMDDYY) from 07/01/13 [3932] to 09/30/13 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 1,393,009	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	1,393,009	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	1	3995
9. Total revenue	$ 1,393,010	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			110,000	4120
11. Other employee compensation and benefits			467,023	4115
12. Commissions paid to other brokers-dealers			34,150	4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			96,759	4195
15. Other expenses			699,283	4100
16. Total expenses			$ 1,407,215	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (14,205)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (14,205)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	38,676	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
QUATTRO M SECURITIES INC.

For the period (MMDDYY) from 07/01/13 to 09/30/13

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 485,494	4240
A. Net income (loss)		(14,205)	4250
B. Additions (includes non-conforming capital of	$ [4262])		4260
C. Deductions (includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (from item 1800)		$ 471,289	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

QUATTRO M SECURITIES INC. as of 09/30/13

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

BNY 4335 X 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities